Wear Your Voice

Feminist digital magazine for and by LGBTQIA+ Black, Indigenous, and POC

WEARYOURVOICEMAG.COM SAN FRANCISCO CALIFORNIA


Women are
powerful and
dangerous



Wear Your Voice is a digital magazine for and by LGBTQIA+ Black, Indigenous, and people of color (BIPOC) based in the United States. Our editorial team of four publishes reported articles, features, personal essays, and critical analyses of current events, politics, entertainment, culture, sexuality, health, and more.

Ravneet VOHRA Founder & CEO @ Wear Your Voice

Why you may want to support us...

1. Investor & Advisory board includes Mark Cuban of Shark Tank & Niija Kuykendall, VP at Warner Bros.
2. Social justice-oriented publishing platform with 15M+ page views and 5,000+ articles.
3. Featured in Vanity Fair, Vogue, and Out magazine.
4. 5M+ monthly Instagram impressions & engaged multi-channel social media community.
5. We represent Black Indigenous People Of Color (BIPOC) and LGBTQIA people, and all our writers and leadership are BIPOC.
6. CEO co-founded Journey Diversity, creating software that provides insights into company diversity and inclusivity.

Why investors ❤ us

WE'VE RAISED $365,598 SINCE OUR FOUNDING

Wear Your Voice Mag is a one-of-a-kind publication centering the voices of the most marginalized. There is literally no other publication like it. Its mission is one that we need to support in order for Q/T BIPOC to have the platform we need in media. It is imperative for a publication like this to grow during such a tumultuous time in our world. Recognizing the potential of Wear Your Voice is a wonderful investment and I couldn't be happier to be the Lead Investor in such a worthwhile project.

Reina Sultan Freelance Journalist, Self-Employed

LEAD INVESTOR INVESTING $5,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ravneet VOHRA

Founder & CEO

Ravneet is a visionary leader in the media space. She is ranked # 4 on Huff Post's '10 Women to be thankful for, ranked #5 in Conscious Business Leader magazine's top execs of 2019, and quoted and featured on TechCrunch, NPR, NBC, People, & Vogue,



Sennai Atsbeha

Head of Strategy and Partnerships

Sennai has brand marketing, marketing strategy and retail/ecom team leadership experience across multiple industries. He has led global, US and city focused campaigns and initiatives at ESPN/The Walt Disney Company, Beats By Dre/Apple and Nike.

Lara Witt

Monica Symchych

Sumit Sharma

In the news



#BeyondBeauty - Vogue.it

BeyondBeauty: the self-confident campaign launched by Wear Your Voice magazine that supports women all over the world to love and embrace their body type Coming soon.

August 14, 2020 @ vogue.it

Wear Your Voice centers marginalized communities with a little help from Mark Cuban

It's hard to feel seen, heard and represented as a person of color in today's current media landscape. Ravneet Vohra (pictured above), founder and CEO of Wear Your Voice, is changing that. Wear Your Voice

August 14, 2020 @ techcrunch.com

Body positive warrior: Oakland editor Ravneet Vohra celebrates diverse ideas of female beauty

mross@bayareanewsgroup.com In the 2006 film, "The Devil Wears Prada," the imperious fashion magazine editor played by Meryl Streep champions the waifish ideal of female beauty, referring to her plucky

December 14, 2015 @ mercurynews.com

#DropTheTowel By 'Wear Your Voice' Magazine Is The Newest Body Positive Beach Body Campaign

Protein World's "Are you beach body ready?" advertisements have caused outrage this summer with their fat shaming marketing tactics, but the body shaming ads have led the way to many more empowering

July 20, 2015 @ bustle.com

Downloads

WYV Deck 10.15.pdf

We're making diverse voices heard.

Wear Your Voice is a digital magazine for and by LGBTQIA+ Black, Indigenous, and people of color (BIPOC). We're disrupting homogenous, mainstream media by making diverse voices heard, and we're the only publication whose entire team—from executives to leaders, to writers—is black and brown. Our campaigns have led the way for other brands to start caring about marginalized people in a way that goes above and beyond performance.


#wear
your
voice

We took this photograph in challenge to the Dove campaign to reflect true diverse representation: Including Black, Indigenous and women of color, trans and non-binary people, and disabled people.

REDEFINING MEDIA WITH INCLUSIVITY AT THE HELM

Our mission is simple: To amplify the voices of marginalized communities, inform, and empower. When you invest in Wear Your Voice, you're investing in a fast-growing, ethical, social justice-oriented company that publishes the most relevant voices, on the most relevant and important topics.


DONATE NOW
OUR STORY
OUR TEAM
CONTACT US
SHOP
LATEST
HOT
TRENDING
NSFW
CULTURE & ENTERTAINMENT
IDENTITIES
NEWS & POLITICS
SEX & HEALTH
COLUMNS
GO >
Trending Posts
AHSOKA, SURVIVAL AND LEAVING THE ONES YOU LOVE
MICHAELA COEL AND NETFLIX'S PROBLEM WITH EMPOWERED BLACK WOMEN
QUEER LIBERATION IS AN ABOLITIONIST AFFAIR
NEWS & POLITICS
QUEER LIBERATION IS AN ABOLITIONIST AFFAIR

WE DON'T STAND ALONE

Wear Your Voice is more than just a grassroots movement; we're backed by some of the world's most influential investors, who understand our mission and are helping us to achieve our vision for the future.


INVESTOR & ADVISORY BOARD
DAVID ADELMAN
CEO, CAMPUS APARTMENTS
MARK CUBAN
CEO, MARK CUBAN COMPANIES
NIIJA KUYKENDALL
EVP, WARNER BROS FILM
JAKE COBURN
TELEVISION WRITER & PRODUCER

OUR JOURNEY

Wear Your Voice began when our founder, Ravneet Vohra, realized that she had never truly seen herself represented in the media. Out of this need, the Wear Your Voice platform was created.

Today, we publish reported articles, features, personal essays, critical analysis of current events, and much-more—giving a long-overdue platform to the underrepresented.



OUR BUSINESS MODEL


"51% of LGBTQ+ individuals say, *'I wish I could see more advertising with families like mine'*"

Like most media platforms, our primary revenue channel is advertising income. Where we differ is in the unique opportunity we offer to advertisers: A diverse, highly engaged audience. And the proof is in our numbers:


Advertising income projected to surpass $1MM by Q1, 2023.
80%+ of COGS is in payroll to editorial staff.
EBITDA margin of 40% projected by 2024.
**This graphic contains forward-looking projections and cannot be guaranteed


FINANCIAL STATISTICS
US $2M
US $1.5M
US $1M
US $500K
US $0
$271,282
$579,501
$679,572
$689,964
$877,954
$811,151
$1,405,158
$927,631
$1,922,239
$1,167,298
2020E
2021E
2022E
2023E
2024E
Total Revenue
Total Expenses (COGS + OpEx)
**This graphic contains forward-looking projections and cannot be guaranteed

THE MARKET


8% of Baby Boomers, 13% of Gen X-ers, 20% of Millennials, and 31% of Centennials identify as LGBTQ+.

LGBTQ+ and BIPOC communities are growing, both in size and influence. And Wear Your Voice stands to capture this market as the primary platform for diverse and inclusive voices.


MARKET SIZE: $1.6T
BLACK AWARENESS
BET
FUBU
BLAVITY
BUSTLE
HISPANIC AWARENESS
PONGALO
mitú
VIX
SOUTH ASIAN AWARENESS
CHUSKI POP!
RETHINKING CASTE
INTERSECTIONALITY:
WEAR YOUR VOICE

WE'RE GROWING FAST

In the past 90 days, we've grown by 100% in social media metrics. In views alone, we average monthly:


5M+
impressions
4M+
impressions
2M+
impressions
Just
Launched!

Our online magazine already averages 1M+ unique visitors monthly, and our projections show even more promising growth.


5K+ articles published - 15M+ page views - 600+ authors
ORANGE IS THE NEW BLACK IS TRAUMA PORN WRITTEN FOR WHITE PEOPLE [SPOILERS]
1M+ page views
TEN WAYS WHITE PEOPLE CAN STOP ANNOYING PEOPLE OF COLOR ON SOCIAL MEDIA
750K+ page views
ALL WHITE PEOPLE ARE SOCIALIZED TO BE RACIST & TINA FEY MADE THAT CLEAR
525K+ page views
HOUSING CRISIS, NOT RAVERS, IS RESPONSIBLE FOR THE OAKLAND FIRE
400K+ page views
FOR WHITE PEOPLE WHO WANT TO ATTEND #BLACKLIVESMATTER PROTESTS
325K+ page views
THEY CANCELED "UNDERGROUND" BECAUSE WHITE PEOPLE DON'T LIKE NON-COMPLIANT SLAVES
275K+ page views


TOTAL ANNUAL VIEWS
Projected in 2020
4,000,000
3,000,000
2,000,000
1,000,000
0
20,000
15,000
10,000
5,000
0
2014
2015
2016
2017
2018
2019
2020
Pageviews
PVs/Article

***The above graphic contains forward-looking projections and cannot be guaranteed. Please visit our FAQ for more insights into this chart.*

IN THE MEDIA

Wear Your Voice is already making headlines, and we plan to make even more in the future. To date, we've been featured in:

> "Wear Your Voice is dedicated to women who are less represented by the media."
>
> VANITY FAIR

> "Wear Your Voice is no stranger to tackling body shame and creating its own counter narrative."
>
> BUSTLE

> "Wear Your Voice supports women all over the world to love and embrace their body."
>
> VOGUE

> "Wear Your Voice, will continue to be a voice for those who need to be heard."
>
> ravishly

> "Wear Your Voice is a publication that provides exposure to global news stories, and takes an in-depth look at social topics including LGBTQIA rights, race, gender politics, and sex positivity."
>
> Out

Also covered by: The Huffington Post, People, everyday feminism, AFROPUNK, Daily Mail, NBC Bay Area, HLN, The Mercury News, BuzzFeed

WHAT'S NEXT?

Wear Your Voice is looking to expand our digital magazine into a multimedia platform. Our goals include a WYV publishing arm for books; film and television production and consulting; educational workshops for adults and children, and nationwide events highlighting marginalized voices who are shifting the culture for the better.


REVOLUTION

In 5 years, we hope to be a leading platform for LGBTQIA+ Black, Indigenous, and people of color. We will work with brands, people, organizations, and partners to evolve the culture and create a new paradigm of consciousness. Wear Your Voice will be the category leader.

When you invest in Wear Your Voice, you invest in social change. Help us to make underrepresented communities heard and watch your investment grow with us.

WYV INVEST IN WEAR YOUR VOICE

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Wear Your Voice is a digital magazine for and by LGBTQIA+ Black, Indigenous, and people of color (BIPOC) based in the United States. Our editorial team of four publishes reported articles, features, personal essays, and critical analyses of current events, politics, entertainment, culture, sexuality, health, and more.

Where will your company be in 5 years? ⌄

Wear Your Voice is looking to expand our digital magazine into a multimedia platform. Our 5-year goals include a WYV publishing arm for books; film and television production and consulting; educational workshops for adults and children, and nationwide events highlighting marginalized voices who are shifting the culture for the better. These projections cannot be guaranteed.

Can you explain why your total annual views decreased in 2018/2019 compared to 2016/2017? ⌄

Great question! In 2018/2019, we couldn't afford to produce the level of content we were producing in earlier years—and less content translated to less views (in fact we published barely anything from summer 2018 to when Mark Cuban invested in Jan 2019). BUT, comparatively, our page views per article have only been trending UP.